FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 3, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014, Supplement No. 7 dated October 28, 2014 and Supplement No. 8 dated November 18, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our entry into an agreement to purchase a multifamily community; and

•	information regarding stock and cash distributions recently declared.

Probable Real Estate Investment

On December 2, 2014, we, through a wholly owned subsidiary, entered into an agreement to purchase a multifamily community located in Fort Worth, Texas (the “Fort Worth Property”) from an unaffiliated seller. The Fort Worth Property is a multifamily community with 360 units located on an approximately 24-acre site with amenities, including but not limited to a resort style swimming pool, outdoor kitchen and fireplace, 24-hour state of the art fitness center, media and entertainment center, business center, pet park, attached garages and additional covered parking.

Under the purchase agreement, we are obligated to make an earnest money deposit of $850,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $850,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Fort Worth Property only after satisfaction of agreed upon closing conditions. The purchase price of the Fort Worth Property is approximately $47.0 million plus closing costs. We intend to fund the purchase of the Fort Worth Property with proceeds from this offering and debt proceeds.

The Fort Worth Property encompasses approximately 343,000 rentable square feet. The Fort Worth Property was constructed in 1999 and is currently 96% leased. The average occupancy rate of the Fort Worth Property during each of the last two years was as follows:

Year	Average Occupancy Rate
2012	95.6%
2013	95.4%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last two years for the Fort Worth Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2012	$1,176
2013	$1,184

The seller of the Fort Worth Property was unable to provide the average occupancy rate and the average effective monthly rental rate per unit for 2009, 2010 and 2011. We believe that the Fort Worth Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Fort Worth Property. We intend to renovate all of the unit interiors to include stainless steel appliances, new cabinet boxes and doors, faux wood flooring and new carpeting. We also intend to install washer/dryers in all of the units. We will also renovate the leasing center, upgrade the existing swimming pool, install a new playground and dog park, and upgrade site lighting. Additionally, we anticipate replacing the roof and repairing the siding.

Distributions Declared

Cash Distributions

On November 13, 2014, our board of directors authorized cash distributions to the stockholders of record at the close of business each day in the period commencing November 27, 2014 through and including January 29, 2015. The distributions for each day in the period commencing November 27, 2014 through and including November 30, 2014 will equal a daily amount of $0.00068493 per share of common stock. The distributions for each day in the period commencing December 1, 2014 through and including January 29, 2015 will equal a daily amount of $0.00164384 per share of common stock. We expect to pay these distributions on December 31, 2014 and January 30, 2015.

Stock Distribution

On November 19, 2014, our board of directors authorized a stock distribution of 0.00833333 shares of our common stock, $0.01 par value per share, or 0.833333% of each outstanding share of common stock to the stockholders of record at the close of business on December 31, 2014. Such stock distribution is to be issued on January 15, 2015.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock which is the date that the distribution is made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.